Tidal ETF Trust

898 North Broadway, Suite 2

Massapequa, New York 11758

September 16, 2022

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 129 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 30, 2022, with respect to the Registration Statement and the Trust’s proposed new series, the God Bless America ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

General

1.	We view the Fund’s name as connoting a geographic focus. Therefore, please include an 80% investment policy to comply with Rule 35d-1 under the Investment Company Act (the “Names Rule”).

Response: The Prospectus has been revised to include an 80% policy, which reads as follows: “Under normal market conditions, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in in equity securities listed on U.S. exchanges.”

2.	Please supplementally provide the Staff with a Fee Table pre-effectively.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

Principal Investment Strategies

3.	The Prospectus notes that the Sub-Adviser “screens” out companies. Please clearly describe for investors how the Sub-Adviser will administer this screening criteria. Describe any objective or other criteria it uses, if any. Please describe the Sub-Adviser’s due diligence practices.

Response: The Fund is actively managed and the Sub-Adviser does not employ static screening such as those employed by some ESG funds. To avoid confusion, the Prospectus has been revised to replace the phrase “screens out” with “eliminates.” The Prospectus has been revised to describe the Sub-Adviser’s due diligence practices when accessing potential portfolio companies.

4.	Clarify the meanings of vague terms. For example, with respect to companies that have “emphasized political activism” and “social agendas,” will the Fund screen out companies that make political or charitable donations? Regarding the phrase “generally exclude,” does “generally” mean that the Fund may invest in some companies that may make such political statements? Disclose how the Sub-Adviser will distinguish between different statements made by companies, including what constitutes “hot button issues” and “unrelated to their business” (for example, statements related to employee relations). Clarify whether the Sub-Adviser intends to follow a politically neutral criteria, or will tilt towards one political position/party or another.

Response: The Prospectus has been revised to clarify vague terms. In addition, the Prospectus has been revised to disclose how the Sub-Adviser will distinguish between different statements made by companies. In addition, the Prospectus has been clarified to indicate that the Sub-Adviser intends to follow a politically conversative tilt.

5.	After the initial screening process, clarify what the Fund’s strategy is. The phrase “analyzing well-recognized stock valuations” is unclear. For example, will the Fund focus on growth companies, value companies, or pursue any other type of investing strategy?

Response: The Prospectus has been revised to more clearly articulate the Fund’s strategy, which is to focus on companies with low price-to-earnings ratios (relative to its industry peers) that have a multi-year track record of job growth.

With respect to the statement “The Sub-Adviser favors companies with a track record of creating American jobs and incurring capital expenditures within the United States of America” – clarify what the term “favor” means. Will the Fund assign a certain percentage to the Fund’s portfolio?

Response: As noted in response to Comment No. 5, above, the Prospectus has been revised to indicate that the Fund focuses on companies that have a multi-year track record of job growth. The references to American jobs and U.S. capital expenditures have been removed.

Principal Risks

6.	With a view to potentially including related risk disclosures, please tell us supplementally whether the Sub-Adviser has experience in managing pooled strategies or otherwise. Discuss the Sub-Adviser’s resources, systems, research capabilities, and personnel generally.

Response: The Sub-Adviser does not have experience in managing pooled strategies, but since its founding in 2015 has been managing equity separately managed accounts with an emphasis on equity securities on a discretionary basis. The Sub-Adviser is a “large advisory firm” as that term is defined in Form ADV. The Sub-Adviser currently provides discretionary investment advisory services to individuals and high net worth individuals. The Sub-Adviser utilizes various research services, including those provided by Morningstar, Seeking Alpha, Reuters, etc. The Sub-Adviser currently has eleven employees, seven of whom perform investment advisory functions (including research). The Sub-Adviser’s portfolio manager for the Fund, Adam Curran, has a degree with a concentration in Finance, holds a CFP designation, and offers over a decade of portfolio creation and financial planning experience. A “Sub-Adviser Risk” disclosure noting the Sub-Adviser’s lack of pooled investment vehicle experience has been added to the Prospectus.

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7.	Please consider whether a risk related to the screening criteria is appropriate for this Fund or explain supplementally why a risk factor is not appropriate.

Response: The Trust believes that the addition of a risk related to screening criteria is not appropriate for this Fund because, as noted above, the Fund is actively managed and does not employ static screening criteria like those used by many ESG funds. However, the Trust has revised the Fund’s “Management Risk” and added a “Political Criteria Risk” to address any risk related to the Sub-Adviser’s process for selecting the Fund’s portfolio securities.

General

8.	The Fund should disclose, where appropriate, how it will approach proxy issues related to its screening criteria for its portfolio companies. Alternatively, the Fund should supplementally explain in correspondence why it believes such disclosure is not required.

Response: As noted in response to Comment No. 3, above, the Fund is actively managed and does not employ static screening criteria like those used by many ESG funds. Nonetheless, the Statement of Additional Information has been revised to indicate that, when applicable, the Sub-Adviser will vote proxies in line with conservative political views.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

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Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.65%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.65%

1 Estimated for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $66	3 Years: $208

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